A Special Meeting of Stockholders of The New America High Income Fund, Inc. was held on October 31, 1996, for the following purpose.

1. To approve an amendment to the Articles Supplementary of the Fund's Charter to permit the Board of Directors to amend certain of its terms relating to the Fund's Auction Term Preferred Stock without stockholder approval.

                             Number of Shares

Votes For                     17,974,138.864

Votes Against                  1,897,606.508